Exhibit 99.1

China Xiniya Fashion Limited Reports Fourth Quarter and Full Year 2011 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—March 26, 2012—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, today reported financial results for the fourth quarter of 2011. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Fourth Quarter 2011 Highlights

•

Total revenue in the fourth quarter of 2011 increased by 44.7% to RMB482.8 million, as compared to RMB333.6 million in the fourth quarter of 2010. The increase was significantly above the prior guidance of 25%-30%. Approximately 7%, or RMB23.3 million, of the increase in revenue was attributed to goods-in-transit recorded during the third quarter of 2011 which were delivered and recognized in the fourth quarter of 2011.

•	Gross margin was 35.1% in the fourth quarter of 2011—exceeding prior guidance of 34%-35%.

•	Profit before taxation in the fourth quarter of 2011 increased by 35.4% to RMB150.0 million as compared to RMB110.8 million in the fourth quarter of 2010.

•

Net profit in the fourth quarter of 2011 increased by 16.1% to RMB112.5 million, with an effective tax rate of 25% in the fourth quarter of 2011, as compared to a 12.6% tax rate in the fourth quarter of 2010 due to expiration of China’s preferential tax treatment at the end of 2010.

•	Earnings per ADS were $0.31 in the fourth quarter of 2011—exceeding prior guidance of $0.21-$0.25 per ADS.

•

Xiniya’s network of authorized retailers added 40 new retail outlets in the fourth quarter of 2011, bringing the total number of authorized retail outlets to 1,607, as compared to 38 new retail outlets added in the fourth quarter of 2010.

Full Year 2011 Highlights

•

Total revenue in 2011 increased by 31.2% to RMB1,180.0 million, as compared to RMB899.3 million in 2010, which was above the prior guidance of 24%-29%. The increase in revenue was primarily attributable to a 14.2% increase in average selling prices and a 14.9% increase in unit volume, which was higher than the prior guidance of a 12%-14% increase in average selling prices and a 10%-13% increase in unit volume.

•	Gross margin was 34.3% in 2011, which is within the prior guidance of 34%-35%.

•	Earnings per ADS were $0.69 in 2011, exceeding prior guidance of $0.58-$0.63.

•	A net total of 203 new retail outlets were opened in 2011, which comprised 235 new retail outlets opened and 32 retail outlets closed.

Recent Developments

•

In October 2011, the Company announced that the total order value from its biannual sales fair held in September 2011 in Xiamen City, Fujian Province, China increased by 26% as compared to the previous year.

In November 2011, the Company opened its fifth flagship store in Quanzhou City, Fujian Province. The new flagship store which is 450 square meters, or 4,840 square feet, complements Xiniya’s thirteen other outlets in Quanzhou City. Other flagship stores include Xiniya’s company-owned store in Jinjiang City, Fujian Province, where its corporate headquarters were located prior to its relocation to Xiamen City in November 2011. In July 2011, Xiniya’s distributors opened three flagship stores: in Zun Yi City, Guizhou Province, in Harbin City, Heilongjiang Province and in Chengdu City, Sichuan Province.

•	In December 2011, the Company appointed Mr. Alvin Ang as an Independent Director and Chairman of the Company’s Audit Committee.

•

As of December 31, 2011, the Company, Mr. Qiming Xu - Xiniya’s Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng - Xiniya’s Chief Financial Officer, have purchased an aggregate of $450,000, $50,000 and $12,500 worth of ADSs, respectively, or 222,168, 24,703 and 6,187 ADSs, at average prices of $2.03, $2.02 and $2.02, respectively, in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

•

In January 2012, the Company entered into an agreement to utilize and customize Burgeon Programming and Design’s enterprise resource planning (“ERP”) software. Currently in its preliminary phase, the Company expects to implement the foundation of the ERP system over the next 12 months. Thereafter, the Company will begin testing the system at up to 400 points of sales. The Company anticipates that the preliminary phase of ERP implementation will cost approximately RMB12.9 million (US$2.0 million) over the course of three to five years.

•

The Company will host an analyst day and investor tour during its Autumn/Winter Sales Fair on Tuesday, April 10, 2012, in Chengdu, Sichuan Province. Tour participants will attend Xiniya’s Sales Fair where participants will be briefed on recent developments, meet with designers and distributors, and visit retail outlets including the Chengdu flagship store which opened in July 2011.

Guidance

•	For the first quarter of 2012, revenue in RMB is expected to increase by 23%-28%.

•	Earnings per ADS in the first quarter of 2012 are expected to be in the range of $0.04 -$0.09.

Mr. Qiming Xu, Chairman and Chief Executive Officer, commented, “We are pleased to report another strong quarter and solid full-year financial and operational results. We concluded our first year as a public company having achieved many of the accomplishments we set out for ourselves. Most importantly, we delivered on our stated revenue and gross margin guidance while we strengthened our brand equity though investments in marketing and advertising. Our advertising campaigns on CCTV-2, CCTV-5 and CCTV-12 were particularly successful along with the opening of our new flagship store in Quanzhou, Fujian Province in November 2011. I am very optimistic about Xiniya’s business momentum as we execute on our strategic objectives in 2012 to build the foundation for a sustainable growth plan during the current year and beyond.”

Fourth Quarter 2011 Results

Revenue for the fourth quarter of 2011 was RMB482.8 million, compared with revenue of RMB333.6 million for the fourth quarter of 2010, which represents a 44.7% increase.

Approximately 7% or RMB23.3 million of the revenue increase was attributed to the goods-in-transit recorded during the third quarter of 2011, which were delivered and recognized in the fourth quarter of 2011. The total retail outlet count as of December 31, 2011 was 1,607. The table below sets forth the number of retail outlets by outlet type.

Outlet Type:	As of December 31, 2010	As of December 31, 2011
Company-operated flagship stores	1	2
Managed by distributors	68	96
Distributor-operated flagship stores	—	3
Managed by department store chains	326	317
Managed by authorized retailers	1,009	1,189

Total outlet count	1,404	1,607

Gross profit increased 41.8% to RMB169.6 million in the fourth quarter of 2011 from RMB119.6 million in the fourth quarter of 2010. Gross margin was 35.1% in the fourth quarter of 2011 as compared with 35.9% in the fourth quarter of 2010. The decrease was mainly attributable to the increase in sales rebates to distributors due to the restructuring of the Company’s authorized retail network completed in 2010. As a result of the restructuring, beginning in 2011, department store chains have been managed and supervised by distributors and purchase products from distributors instead of directly from the Company, which has increased the purchases attributed to distributors and thus the total amount of rebates as a fixed percentage of purchases.

Interest and other income was RMB6.9 million in the fourth quarter of 2011 as compared to RMB236,000 in the fourth quarter of 2010. The increase was mainly due to an increase in interest income of RMB4.2 million, arising from time deposits placed with banks, and an exchange gain of RMB2.4 million.

Selling and distribution expenses in the fourth quarter of 2011 increased to RMB17.4 million from RMB3.0 million in the fourth quarter of 2010 due to an increase in advertising and promotional expenses, rack expenses for authorized retail outlets and new flagship store expenses. Advertising and promotional expenses were RMB8.8 million, or 1.8%, of revenue in the fourth quarter of 2011, compared with RMB1.1 million, or 0.3%, of revenue in the fourth quarter of 2010. These higher expenses were primarily due to advertising on the Chinese national television channels CCTV-2 and CCTV-12. Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop racks for authorized retail outlets opened on or after July 2011. These expenses were RMB4.7 million, or 1.0%, of revenue in the fourth quarter of 2011. Flagship store expenses were RMB0.9 million in the fourth quarter of 2011 arising from our new flagship opened in November 2011.

Administrative expenses rose to RMB9.1 million in the fourth quarter of 2011 from RMB6.1 million in the fourth quarter of 2010, due to an increase in the number of administrative staff and related salaries along with the costs associated with being a public company.

Profit before taxation of RMB150.0 million in the fourth quarter of 2011 represented an increase of 35.4% compared with RMB110.8 million in the fourth quarter of 2010.

Income tax expense in the fourth quarter of 2011 was RMB37.5 million, which resulted in an effective tax rate of 25.0%. This compares with income tax expense of RMB14.0 million and an effective tax rate of 12.6% in the fourth quarter of 2010. The increase is due to the expiration of the Company’s preferential PRC tax treatment at the end of 2010.

Profit for the fourth quarter of 2011 was RMB112.5 million, compared with RMB96.9 million in the fourth quarter of 2010. Earnings per ADS were $0.31 in the fourth quarter of 2011, compared to $0.27 per ADS in the fourth quarter of 2010.

Financial Position

As of December 31, 2011, the Company had trade receivables of RMB335.2 million arising entirely from sales during the fourth quarter of 2011. Trade receivables outstanding as of September 30, 2011 have been fully collected as of December 31, 2011.

Other receivables and prepayments and other payables and accruals at December 31, 2011 increased compared to balances at December 31, 2010, primarily due to prepayments to suppliers amounting to RMB78.6 million, which prepayments were funded primarily by deposits and prepayments amounting to RMB98.2 million collected from distributors for September 2011 sales fair orders. These prepayments to suppliers are for goods to be delivered to the Company during the first half of 2012. The Company will deliver the goods received from suppliers to its distributors over the same period. This process enables the Company’s suppliers to procure raw materials in advance so as to meet the Company’s planned delivery schedule.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) / 8 p.m. Beijing time on March 27, 2012.

The dial-in details for the live conference call are as follows:

•	Participant Dial-In (Toll Free USA): 1-866-519-4004

•	International Dial In: 1-718-354-1231

•	China Domestic Mobile: 400-620-8038

•	China Domestic: 800-819-0121

•	Hong Kong Toll Free: 800930346

Conference ID: XNY

A live webcast of the conference call will be available in the investor relations section of the Company’s website at: http://ir.xiniya.com.

A telephone replay of the call will be available 1 hour after the end of the conference through April 3, 2012 at 11:59 p.m. EST.

The dial-in details for the replay are as follows:

U.S. Toll Free Number: 1-866-214-5335

International dial-in number: 1-718-354-1232

Conference ID: 61658169

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2939 on December 31, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 28 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Christian Arnell

Telephone +852 9814 6540 in Hong Kong

Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended December 31			Twelve months ended December 31
	2010 RMB	2011 RMB	2011 USD	2010 RMB	2011 RMB	2011 USD
Revenue	333,556	482,763	76,703	899,252	1,180,036	187,489
Cost of sales	(213,957)	(313,161)	(49,756)	(589,233)	(775,137)	(123,157)

Gross profit	119,599	169,602	26,947	310,019	404,899	64,332

Interest and other income	236	6,909	1,098	847	24,616	3,911
Selling and distribution expenses	(2,964)	(17,406)	(2,766)	(11,999)	(72,154)	(11,464)
Administrative expenses	(6,055)	(9,137)	(1,452)	(10,108)	(23,267)	(3,697)

Profit before taxation	110,816	149,968	23,827	288,759	334,094	53,082
Income tax expense	(13,957)	(37,508)	(5,959)	(36,413)	(82,386)	(13,090)

Profit for the period	96,859	112,460	17,868	252,346	251,708	39,992
Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	—	(3,634)	(577)	—	(18,536)	(2,945)

Total comprehensive income for the period	96,859	108,826	17,291	252,346	233,172	37,047

Earnings per share - basic and diluted (in RMB)	0.45	0.49	—	1.24	1.09	—
Earnings per ADS – basic and diluted (in USD)	0.27	—	0.31	0.47	—	0.69

Weighted average shares outstanding in the period (‘000)	213,565	231,449	231,449	203,419	231,844	231,844
Weighted average ADS outstanding in the period (‘000)	53,391	57,862	57,862	50,854	57,961	57,961

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at December 31, 2010 RMB	As at December 31,
		2011	2011
		RMB Unaudited	USD Unaudited
Assets
Non-current assets
Property, plant and equipment	1,642	17,662	2,806
Deposit for land use right	—	8,854	1,407
Other receivables and prepayments	5,018	674	107

Total non-current assets	6,660	27,190	4,320

Current assets
Cash and cash equivalents	862,797	1,031,930	163,957
Trade receivables	221,356	335,152	53,250
Inventories	5,658	3,908	621
Other receivables and prepayments	5,054	93,152	14,801

Total current assets	1,094,865	1,464,142	232,629

Total assets	1,101,525	1,491,332	236,949

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	529,650	526,818	83,703
Statutory reserve	69,351	94,067	14,946
Foreign currency translation differences	—	(18,536)	(2,945)
Retained earnings	403,754	631,569	100,346

Total equity	1,002,832	1,233,995	196,062

Current liabilities
Trade payables	46,358	83,630	13,288
Other payables and accruals	38,378	136,199	21,640
Current income tax payable	13,957	37,508	5,959

Total current liabilities	98,693	257,337	40,887

Total equity and liabilities	1,101,525	1,491,332	236,949

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Twelve months ended December 31
	2010	2011	2011
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	288,759	334,094	53,082
Adjustments for:
Depreciation of property, plant and equipment	389	1,646	261
Loss on disposal of property, plant and equipment	351	—	—
Interest income	(847)	(14,445)	(2,295)
Foreign exchange gains	—	(8,969)	(1,425)
Interest expense	—	968	154
Share-based compensation	2,195	823	131

Operating profit before working capital changes	290,847	314,117	49,908
Increase in trade receivables	(93,537)	(113,796)	(18,080)
Decrease in inventories	5,360	1,750	278
Increase in other receivables and prepayments	(8,400)	(76,826)	(12,207)
Increase in trade payables	18,341	37,272	5,922
Increase in other payables and accruals	12,472	105,559	16,772

Cash generated by operating activities	225,083	268,076	42,593
Interest paid	—	(968)	(154)
Income tax paid	(34,354)	(58,835)	(9,348)

Net cash generated by operating activities	190,729	208,273	33,091

Cash flows from investing activities:
Proceeds from the disposal of property, plant and equipment	396	—	—
Acquisition of property, plant and equipment	(2)	(17,666)	(2,806)
Deposit for land use right	—	(8,854)	(1,407)
Interest received	847	7,517	1,194

Net cash generated by/(used in) investing activities	1,241	(19,003)	(3,019)

Cash flows from financing activities:
Proceeds from share issued, net	519,884	—	—
Increase/(decrease) in advance to and from director	8,641	(7,738)	(1,229)
Proceeds from short-term bank loans	—	165,000	26,216
Repayments of short-term bank loans	—	(165,000)	(26,216)
Purchase of treasury shares	—	(2,832)	(450)

Net cash generated by/(used in) financing activities	528,525	(10,570)	(1,679)

Net increase in cash and cash equivalents	720,495	178,700	28,393
Cash and cash equivalents at beginning of the period	142,302	862,797	137,084
Exchange losses on cash and cash equivalents	—	(9,567)	(1,520)

Cash and cash equivalents at end of the period	862,797	1,031,930	163,957